SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2024

Commission File Number: 001-36349

MediWound Ltd.

(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

CONTENTS

On August 14, 2024, MediWound Ltd. (the “Company”) published a presentation on its website, highlighting its commercial product, its clinical products as well as certain estimates and projections as to expected future financial results and information. The presentation can be accessed on the Company’s website at www.mediwound.com and is also furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”). The contents of the foregoing website are not a part of this Form 6-K.

The information contained in the presentation is provided as of August 14, 2024. The Company does not assume any obligation to update the presentation in the future or revise any forward-looking statements to reflect actual future events or developments. The furnishing of the materials related to the presentation is not an admission as to the materiality of any information contained in those materials.

The content of the presentation is incorporated by reference into MediWound’s Registration Statements on Form S-8, filed with the SEC on April 28, 2014, March 24, 2016, March 19, 2018, March 25, 2019, February 25, 2020, May 15, 2021, August 9, 2022 and August 15, 2023 (Registration Nos. No. 333-195517, 333-210375, 333-223767, 333-230487, 333-236635, 333-255784, 333-266697 and 333-273997, respectively) and on Form F-3, filed with the SEC on May 25, 2022 (Registration No. 333-265203).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.

Date: August 14, 2024	By:	/s/ Hani Luxenburg
	Name:	Hani Luxenburg
	Title:	Chief Financial Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Corporate Presentation of MediWound Ltd. dated August 2024.